UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
AUGUST 4, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cleartronic, Inc.
(formerly GlobalTel IP, Inc.)

File No. 333-135585 - CF#21804

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Cleartronic, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to an amended registration statement on Form S-1 filed on March 17, 2008.

Based on representations by Cleartronic, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through August 5, 2011
Exhibit 10.12	through December 29, 2008

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief-Legal